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SEC 10035164 MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312) 587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
BRIANNE M GARRITANO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/19/11

Michelle L Cahoon
Signature

Vice President and Treasurer
Title

Brianne M. Garritano
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

To the Members of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 22, 2010

Driehaus Securities LLC

Statement of Financial Condition

December 31, 2009

ASSETS:	
Cash and cash equivalents	$ 29,167,956
Receivables from and deposits with clearing broker	684,543
Fixed assets (net of accumulated depreciation of $3,165,025)	32,522
Due from affiliates	15,662
Other	400,454
Total assets	$ 30,301,137
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,132,276
Due to affiliates	1,931,722
Total liabilities	3,063,998
MEMBERS' EQUITY:	27,237,139
Total liabilities and members' equity	$ 30,301,137

See accompanying notes.

Driehaus Securities LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware Limited Liability Company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLC and, as of January 1, 2009, RHD Holdings LLC. The Company is a registered broker-dealer that introduces and clears domestic transactions on a fully disclosed basis through another broker-dealer. The Company primarily provides brokerage services to its chairman, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

b. Cash equivalents consist of money market mutual funds valued at reported net asset value and short-term, highly liquid investments having a maturity of 90 days or less at the time of purchase.

c. The receivables from and deposits with clearing broker includes receivables, net of clearing fees and applicable transaction costs, for commissions from securities transactions. Also included in receivables from and deposits with clearing broker are money market mutual funds valued at reported net asset value.

d. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets.

e. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

1. Organization and Significant Accounting Policies (continued)

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets for identical securities.
- Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2009:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Quoted Price Cash Equivalents – Money Market Mutual Funds	$ 27,773,556	$ –	$ –	$ 27,773,556
Quoted Price Deposits with Clearing Broker – Money Market Mutual Funds	124,225	–	–	124,225
Totals	$ 27,897,781	$ –	$ –	$ 27,897,781

f. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Recently Issued Accounting Standard

On June 30, 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification™ (ASC) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The ASC supersedes existing, non-grandfathered, non-Securities and Exchange Commission (SEC) accounting and reporting standards. The ASC did not change GAAP, but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for annual periods ending after September 15, 2009. The ASC did not have a material effect on the Company's statement of financial condition.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU 2010-06 amends FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, and provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the ASU requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements, for Level 2 or Level 3 positions, ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e., transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer, and iii) purchases, sales, issuances, and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the ASU is for annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis will be effective for annual periods beginning after December 15, 2010. At this time the Company is evaluating the implications of the ASU and the impact to the statement of financial condition.

3. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the net income of the Company is not taxable as such for federal income tax purposes, but is included in the income tax returns of the individual members.

3. Income Taxes (continued)

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax the Company has no Illinois replacement tax liability, and no provision for state replacement taxes has been made.

FASB's *Accounting for Uncertainty in Income Taxes* (Tax Statement) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has adopted the Tax Statement as of January 1, 2009. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has evaluated the implications of the Tax Statement and all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the statement of financial condition of the adoption date or December 31, 2009. Additionally, no such liabilities are expected in the next twelve months. The Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax year 2009 remains subject to examination by taxing authorities. Prior to 2009, the Company was a single-member limited liability company that was disregarded for federal and state income tax purposes and any liability would be that of the Member, Driehaus Capital Holdings LLC.

4. Fixed Assets

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2009, are as follows:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$ 336,932	$ (326,778)	$ 10,154
Equipment	5 years	1,214,363	(1,210,977)	3,386
Furniture and fixtures	7 years	1,646,252	(1,627,270)	18,982
Totals		$ 3,197,547	$ (3,165,025)	$ 32,522

5. Related Parties

Richard H. Driehaus is the chairman of the Company. The Company introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management (USVI) LLC serves as the general partner. Richard H. Driehaus is the chairman and a member of Driehaus Capital Management (USVI) LLC. Other clients also include the Richard H. Driehaus Foundation and Richard H. Driehaus Museum, for each of which Richard H. Driehaus is the president; Driehaus Mutual Funds, for which the Company serves as distributor; Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust, for which the Company serves as plan sponsor; and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman and chief investment officer of DCM. DCM and the Company share facilities, employees, and other administrative services. These shared expenses are allocated between the companies based upon their approximate usage. Additional expenses may be paid by the Company and then reimbursed by DCM, or vice versa. These related-party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2009, there were net payables due to DCM for these shared expenses totaling $1,910,634.

RHD Properties LLC (RHDP), of which Richard H. Driehaus is president and sole member, leased office space to the Company for the year ended December 31, 2009. No outstanding rent was payable at December 31, 2009.

The Company maintains a profit sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit sharing plan and matching contributions to the 401(k) plan are funded by the Company. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust and the Driehaus Companies' 401(k) Plan and Trust, respectively.

6. Lease Commitments and Obligations

The Company is committed under a lease covering certain office facilities and furnishings. This lease expires on June 30, 2011, and contains renewal options.

Future minimum lease payments required under this operating lease are as follows:

2010	$ 216,999
2011	110,103
	$ 327,102

7. Off-Balance Sheet Credit and Concentration of Risk

Securities transactions of customers are introduced to and cleared through another broker-dealer, Jefferies & Company, Inc. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate non-performance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company invests its excess cash with The Northern Trust Company. This excess cash at various times may include mutual funds, commercial paper with maturity of ninety days or less of companies with high credit ratings, or overnight repurchase agreements. The Company has not experienced losses related to these investments. At December 31, 2009, excess cash was invested only in mutual funds.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2009, the Company had net capital of $26,230,545, which was $26,026,278 in excess of the required net capital of $204,267. At December 31, 2009, the percentage of aggregate indebtedness to net capital was 12%.

9. Contingencies

The Company has provided a $175,000 allowance on the statement of financial condition for the full amount of a deposit being held by one of its vendors that is likely to be uncollectible.

10. Subsequent Events

In accordance with the provisions set forth in FASB's *Subsequent Events* adopted as of December 31, 2009, the Company has evaluated events or transactions through February 22, 2010, the date the statement of financial condition was available to be issued, and has determined that there are no subsequent events that require recognition or disclosure in the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

Driehaus Securities LLC
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


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